SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Ltd. Reports Fourth Quarter and
Full Year 2005 Results

Givat Shmuel, Israel, – February 21, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced financial results for the fourth quarter and full year ended December 31, 2005.

Revenues for the fourth quarter of 2005 were $5.42 million, compared to $6.40 million in the fourth quarter of 2004. Net loss for the fourth quarter of 2005 was $(1.72) million, or $(0.22) per fully diluted share, compared to a net loss of $(249) thousand, or $(0.03) per fully diluted share in the fourth quarter of 2004.

Revenues for the year ended December 31, 2005 were $20.92 million, compared to $23.16 million in 2004. Net loss in 2005 was $(4.59) million, or $(0.59) per fully diluted share, compared to a net loss of $(388) thousand, or $(0.05) per fully diluted share in 2004.

Danny Haran, President and Chief Executive Officer of Cimatron, said: “As we previously announced, during the fourth quarter of 2005 we completed the re-organization plan we began in the second half of the year. All costs relating to this reorganization were expensed in 2005, mostly in the fourth quarter. This plan included cost reductions on the one hand, but also additional investment in sales and marketing on the other hand. The reorganization did not have any effect on our R&D plans nor on our worldwide customer support and services.”

“The Cimatron Quoting to Delivery strategy was well accepted in North America, resulting in positive revenues momentum – over 30% revenues growth in two years in North America. We also saw positive revenues momentum in the Asia Pacific region. We believe that this momentum, together with the August 2005 release of CimatronE version 7.0 featuring significant new solutions such as the NC Lite shop-floor solution, the first commercially available Micro Milling NC application, and advanced 5-axis milling, will help us to show better results in 2006 and beyond.”

About Cimatron

Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company contact Ilan Erez, CFO Cimatron Ltd. 972-3-531-2121 ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended December 31,		Year ended December 31,
	2005	2004	2005	2004

Total revenue	5,425	6,403	20,925	23,163

Total cost of revenue	1,885	1,252	4,935	4,601

Gross profit	3,540	5,151	15,990	18,562

Research and development expenses, net	863	1,608	4,815	5,554

Selling, general and administrative expenses	4,406	3,944	15,650	13,962

Operating income (loss)	(1,729)	(401)	(4,475)	(954)

Net income (loss)	$(1,720)	$(249)	$(4,593)	$(388)

Net income (loss) per share - basic and diluted	$(0.22)	$(0.03)	$(0.59)	$(0.05)

Weighted average number of
shares outstanding - basic and diluted EPS
(in thousands)	7,835	7,835	7,835	7,835

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2005	2004

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$4,875	$8,092
Other current assets	5,377	6,902

Total current assets	10,252	14,994

Deposits with insurance companies and severance pay fund	2,219	2,946

Long-term investments	2,195	-

Net property and equipment	996	1,073

Total other assets	780	1,791

Total assets	$16,442	$20,804

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$5,924	$4,688

Accrued severance pay	2,532	3,268

Minority interest	4	-

Total shareholders' equity	7,982	12,848

Total liabilities and shareholders' equity	$16,442	$20,804

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: February 21, 2006